AMICUS THERAPEUTICS, INC.
1 Cedar Brook Drive
Cranbury, NJ 08512

January 22, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:                   Amicus Therapeutics, Inc.
Registration Statement on Form S-3
Filed December 6, 2012

File No. 333-185307

Ladies and Gentlemen:

Amicus Therapeutics, Inc. (the “Company”) hereby requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the Company’s Registration Statement on Form S-3, Registration No. 333-185307 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30 p.m., eastern time on January 22, 2013, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Peter M. Macaluso
Peter M. Macaluso
Assistant General Counsel and Secretary